Susan Mastoris Peebler

OVERVIEW:
I started my career as a scientist and have over 40 years' experience as a geophysicist. About 17 years ago, I was training for my first marathon when I suffered debilitating back pain. I tried steroids, painkillers and cortisone shots but nothing seemed to work, and I was facing back surgery. Instead, with the help of a gifted yoga teacher, I learned how yoga can heal back pain.

This changed my life and set me on a new course to study the workings of the body. I discovered traditional Chinese Medicine and learned how stretching along the Chinese meridians and massaging key acupressure points could open stagnant qi (energy) which causes tightness and pain. This was the inspiration for designing a line of activewear with the energy channels and acupressure points woven into the designs, to empower women to self-heal and energize their health.

EXPERIENCE:

July 2018 – Present
Ghost Flower Inc., CEO
- Worked with team to raise first seed round of funding, designed and manufactured our second collection, and increased revenues by 150% in Q1, 2020 over the same period of the previous year.
- Secured first strategic co-brand with Suzanne Somers, and wholesale agreements with CorePower Yoga, and various smaller yoga boutiques.

July 2016 – July 2018
Ghost Flower Inc., Chairwoman
- Assembled team of Chinese medicine, stretch, and acupuncture experts as well as experienced fashion designers and marketers to design and launch the world's first line of activewear based on Chinese medicine.

Sep 1980 – 2016
Various positions within the Geophysical Industry:
Touchstone Energy Ventures, GP, Founder
- Provide a full range of geophysical consulting services from integrated 3D seismic interpretation to emerging geophysical technologies such as full-wave, multi-component.

4C Exploration, L.L.C., Co-Founder
- Specialized in interpretation of 4C multi-component seismic data.

Landmark Graphics Corporation, Product Manager
- Worked with team to design and market Landmark's 3D seismic interpretation and 3D visualization tools.

Geophysicist, Various small to mid-sized to large companies
- Subsurface mapping of faults and stratigraphy.

EDUCATION:
May 1980
University of Redlands, B.S. Geology